EXHIBIT (A)(5)(VI)
                                                              ------------------

FOR IMMEDIATE RELEASE

         GIBBS HOLDINGS ANNOUNCES FINAL RESULTS OF REDWOOD MICROCAP FUND
                                  TENDER OFFER


June 21, 2005


Ardmore, Oklahoma


Gibbs Holdings, LLC ("Holdings") today announced the final results of its tender offer for shares of common stock of Redwood Microcap Fund, Inc (OTCBB: RWMC) which expired at 5:00 p.m. on June 15, 2005. Holdings commenced the tender offer on April 25, 2005 to acquire all of the shares of common stock of Redwood which it did not already own, consisting of 633,237 shares, for $1.60 per share, net to the seller in cash, without interest.


Based on the final count by the depositary, the total number of shares tendered in the offer was 510,165. Holdings has purchased all of such shares at $1.60 per share, net to the seller in cash, without interest, for a total purchase price of $816,264.


Holdings is also closing today the purchase of the 670,731 remaining shares it contracted to acquire from John Power and certain other shareholders, which was also subject to FCC approval in the next few days. As a result of this additional purchase and the tender offer, Holdings now owns a total of 2,170,072 shares, which constitutes approximately 95% of the voting shares outstanding.


As disclosed in the tender offer documents, Holdings expects to acquire the remaining shares of Redwood for $1.60 per share by means of a short form merger as permitted by the Colorado Business Corporation Act. It is expected that this merger will occur in the next 30 days.


Redwood MicroCap Fund, Inc. is a registered closed-end investment company with holdings in energy, communications, hotels and real estate.


For further information contact:

John Gibbs     580-226-6700, Ext 201

Stan Pittman   719-593-2111